UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

ALEXZA PHARMACEUTICALS, INC.

(Name of Subject Company)

ALEXZA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

015384 209

(CUSIP Number of Class of Securities)

Thomas B. King

President and Chief Executive Officer

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, California 94043

(650) 944-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Brent Fassett, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021

(720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Alexza Pharmaceuticals, Inc. (“Alexza”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016, as amended by Amendment No. 1 on June 3, 2016 and Amendment No. 2 on June 13, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ferrer Pharma, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Parent”), to purchase all of the outstanding shares of Alexza’s common stock (collectively, the “Shares”), at a price per Share of $0.90, net to the holder in cash, subject to reduction for any applicable withholding taxes and without interest, plus one contractual contingent value right per Share, each referred to as a CVR, which represents the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial advisor, Guggenheim Securities, LLC for fees and expenses for services in connection with the Offer (as defined below) and subsequent merger of Alexza with and into Purchaser, and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement entered into by Parent and the rights agent thereunder, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), each filed by Parent and Purchaser with the SEC on May 23, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer expired at 12:00 midnight, New York City time, at the end of Monday, June 20, 2016. Computershare Trust Company, N.A., the depositary for the Offer, has advised Alexza and Parent that as of the expiration of the initial offering period, 9,031,157 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 52.2% of the outstanding Shares, when added to the Shares owned by Parent, Purchaser and their affiliates. As a result, the Minimum Tender Condition (as defined in the Merger Agreement) has been satisfied. All conditions to the Offer having been satisfied, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, Alexza, Parent and Purchaser effected a merger under Section 251(h) of the DGCL, pursuant to which Purchaser was merged with and into Alexza, with Alexza continuing as the surviving corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held by Alexza, Parent, Purchaser or their wholly owned subsidiaries, and other than Shares held by holders who did not tender in the Offer and demanded appraisal) was converted into the right to receive the Merger Consideration.

Following the Merger, the Shares will be delisted and will cease to trade on the OTC Pink Market.

On June 21, 2016, Alexza and Parent issued a press release announcing the expiration and results of the Offer and the merger of Purchaser with and into Alexza.”

Item 9.	Exhibits.

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(G) the following Exhibit:

“(a)(5)(H)	Press Release issued by Alexza and Parent on June 21, 2016.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2016	ALEXZA PHARMACEUTICALS, INC.

	By:	/s/ Thomas B. King
Thomas B. King President and Chief Executive Officer